UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AMERITRANS CAPITAL CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

03073H108

(CUSIP number)

Michael Feinsod

c/o Ameritrans Capital Corporation

50 Jericho Quadrangle

Suite 109

Jericho, New York   11753

(212) 355-2449

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 10 Pages)

SCHEDULE 13D
CUSIP No. 03073H108	Page 2 of 10 Pages

1)	NAME OF REPORTING PERSON

Infinity Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,292,410 shares(1)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,292,410 shares(1)
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,292,410 shares(1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8%(1)

14)	TYPE OF REPORTING PERSON
PN

(1)     Upon expiration of the December Warrants and the February Warrants (each as defined in Item 5 below) on December 5, 2010 and February 27, 2011, respectively (assuming no other acquisitions and dispositions have been made), the reporting person will beneficially own 1,226,160 and 1,078,735 shares, respectively, representing 34.6% and 31.8% of the Common Stock outstanding, respectively.

SCHEDULE 13D
CUSIP No. 03073H108	Page 3 of 10 Pages

1)	NAME OF REPORTING PERSON

Infinity Capital, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,292,410 shares(2)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,292,410 shares(2)
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,292,410 shares(2)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8%(2)

14)	TYPE OF REPORTING PERSON
OO

(2)     Upon expiration of the December Warrants and the February Warrants (each as defined in Item 5 below) on December 5, 2010 and February 27, 2011, respectively (assuming no other acquisitions and dispositions have been made), the reporting person will beneficially own 1,226,160 and 1,078,735 shares, respectively, representing 34.6% and 31.8% of the Common Stock outstanding, respectively.

SCHEDULE 13D
CUSIP No. 03073H108	Page 4 of 10 Pages

1)	NAME OF REPORTING PERSON

Infinity Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,292,410 shares(3)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,292,410 shares(3)
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,292,410 shares(3)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8%(3)

14)	TYPE OF REPORTING PERSON
OO

(3)     Upon expiration of the December Warrants and the February Warrants (each as defined in Item 5 below) on December 5, 2010 and February 27, 2011, respectively (assuming no other acquisitions and dispositions have been made), the reporting person will beneficially own 1,226,160 and 1,078,735 shares, respectively, representing 34.6% and 31.8% of the Common Stock outstanding, respectively.

SCHEDULE 13D
CUSIP No. 03073H108	Page 5 of 10 Pages

1)	NAME OF REPORTING PERSON

Shoulda Partners L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	16,250 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	16,250 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,250 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 03073H108	Page 6 of 10 Pages

1)	NAME OF REPORTING PERSON

Michael Feinsod

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,532,360 shares(4)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,532,360 shares(4)
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,532,360 shares(4)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.2%(4)

14)	TYPE OF REPORTING PERSON
IN

(4)     Upon expiration of the December Warrants and the February Warrants (each as defined in Item 5 below) on December 5, 2010 and February 27, 2011, respectively (assuming no other acquisitions and dispositions have been made), the reporting person will beneficially own 1,446,10 and 1,318,685 shares, respectively, representing 39.1% and 36.7% of the Common Stock outstanding, respectively.

This Amendment No. 9 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership (“Infinity”), (ii) Infinity Capital, LLC, a Delaware limited liability company (“Capital”), (iii) Infinity Management, LLC, a Delaware limited liability company (“Management”), (iv) Shoulda Partners L.P., a Delaware limited partnership (“Shoulda”), and (v) Michael Feinsod and amends the statement on Schedule 13D filed on December 18, 2002 as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 filed on June 3, 2003, June 7, 2004, June 22, 2004, June 10, 2005, July 29, 2005, December 14, 2005, December 18, 2006 and October 30, 2008, respectively, with respect to the shares of Common Stock, $.0001 par value (“Common Stock”) of Ameritrans Capital Corporation (the “Company”).

Item 2.

Identity and Background

Item 2(b) is hereby amended and restated to read as follows:

(b)  The address of the principal business and principal office of each of the reporting persons is 50 Jericho Quadrangle, Suite 109, Jericho, New York 11753.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

On December 1, 2010, Infinity agreed to purchase 848,500 shares of Common Stock and 213,675 Common Stock purchase warrants (the “Warrants”) from Prides Capital I, L.P. (“Prides”) for an aggregate purchase price of $1,026,685.  The purchase of such securities will take place on December 31, 2010.  The source of funds to be used by Infinity to purchase such shares will be working capital

The aggregate amount of funds used to purchase the shares acquired by Mr. Feinsod since October 30, 2008, the date this Amendment No. 8 to Schedule 13D, was filed was $41,499.  The source of such funds was personal funds of Mr. Feinsod.

Item 4.

Purpose of Transaction.

Item 4 is hereby amended as follows:

On December 1, 2010, Infinity agreed to purchase 848,500 shares of Common Stock and 213,675 Common Stock purchase warrants from Prides for an aggregate purchase price of $1,026,685 on December 31, 2010, pursuant to a Purchase Agreement (the “Purchase Agreement”) among the parties.  Prides has agreed to vote all of its shares of Common Stock prior to December 31, 2010 in accordance with Infinity’s voting instructions on any matter that is put to a vote of Company stockholders.  Prides has also delivered to Infinity an irrevocable proxy granting Mr. Feinsod the right to vote of such shares on any matter brought to a vote of stockholders of the Company.

The transaction resulted from informal discussions regarding Prides’ interest in selling all its securities of the Company.  Prior to entering into the Purchase Agreement, the opportunity to purchase Prides’ securities in the Company was presented to the Company which, based on the recommendation of a committee comprised of independent directors, declined such opportunity.

Item 5.

Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)   The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person assumes that there are 3,395,000 shares of common stock outstanding based upon information received from the Company.

As of the close of business on December 1, 2010:

(i)  Infinity owns 230,235 shares of Common Stock.  Infinity may also be deemed to beneficially own the 848,500 shares and 213,675 shares underlying the Warrants that are subject to the Purchase Agreement due to Infinity’s right to acquire such securities within 60 days and its immediate acquisition of voting power over such shares.  With respect to the Warrants, they are exercisable at $6.44 per share.  66,250 Warrants expire on December 5, 2010 (the “December Warrants”) and the remaining 147,425 Warrants expire on February 27, 2011 (the “February Warrants”).  All such shares referred to in this paragraph (i) constitute approximately 35.8% of the shares of Common stock outstanding.  Upon expiration of the December Warrants on December 5, 2010, Infinity’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 34.6% and upon expiration of the February Warrants on February 27, 2011, Infinity’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 31.8%;

(ii)  Capital owns no shares of Common Stock directly.  As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,292,410 shares of Common Stock beneficially owned by Partners.  Such shares of Common Stock constitute approximately 35.8% of the shares of Common Stock outstanding.  Upon expiration of the December Warrants on December 5, 2010, Capital’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 34.6% and upon expiration of the February Warrants on February 27, 2011, Capital’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 31.8%;

(iii)  Management owns no shares of Common Stock directly.  As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 1,292,410 shares of Common Stock that are owned by Partners.  Such shares of Common Stock constitute approximately 35.8% of the shares of Common Stock outstanding.  Upon expiration of the December Warrants on December 5, 2010, Management’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 34.6% and upon expiration of the February Warrants on February 27, 2011, Management’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 31.8%;

(iv)  Shoulda owns 14,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock, which, in the aggregate constitute approximately 0.49% of the shares of Common Stock outstanding; and

(v)  Michael Feinsod beneficially owns 23,450 shares of Common Stock directly through his IRA account and 200,000 shares of Common Stock underlying currently exercisable stock options held by Mr. Feinsod directly.  As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,292,410 shares of Common Stock, that are owned by Partners.  In addition, as the general partner of Shoulda, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 14,000 shares of Common Stock that are owned by Shoulda.  Such 1,532,360 shares, in the aggregate, constitute approximately 40.2% of the shares of Common Stock outstanding.  Upon expiration of the December Warrants on December 5, 2010, Mr. Feinsod’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 39.1% and upon expiration of the February Warrants on February 27, 2011, Mr. Feinsod’s beneficial ownership percentage (assuming no other shares are acquired or disposed of) will be 36.7%.

Item 5(c) is hereby amended as follows:

(c)  Reference is made to the response to Item 4 above, which is incorporated herein by reference.  The Purchase Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Please see Item 4 above for a description of the Purchase Agreement between Infinity and Prides and the related proxy granted in connection therewith.  The Purchase Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.  Also, pursuant to the Purchase Agreement, Prides assigned to Infinity all of its rights under the Registration Rights Agreement between the Company and Prides in connection with the securities that are subject to the Purchase Agreement.

Item 7.

Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

5.

Purchase Agreement

6.

Irrevocable Proxy (included as Exhibit A to Purchase Agreement)

7.

Warrants (incorporated by reference to Form of Warrant filed as exhibit to Registration Statement on Form N-2 filed by the Company on March 15, 2005).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2010

INFINITY CAPITAL PARTNERS, L.P.

By: Infinity Capital, LLC, its General Partner

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

INFINITY CAPITAL, LLC

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

INFINITY MANAGEMENT, LLC

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

SHOULDA PARTNERS, L.P.

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    General Partner

/s/ Michael Feinsod

Michael Feinsod